DOCUMENT OF THE EUROPEAN BANK

FOR RECONSTRUCTION AND DEVELOPMENT

INTERIM CONSOLIDATED FINANCIAL

REPORT

At 30 September 2024

(UNAUDITED)

Consolidated income statement

For the period ended 30 September 2024 (unaudited) and 30 September 2023 (unaudited)

	Quarter 3 2024 € million	YTD 2024 € million	Quarter 3 2023 € million	YTD 2023 € million
Interest and similar income
From Banking loans	584	1,783	599	1,886
From fixed-income debt securities and other interest	575	1,471	365	953
Net interest income on derivatives	—	—	28	239

	1,159	3,254	992	3,078
Other interest
Interest expense and similar charges	(647)	(2,002)	(653)	(1,676)
Net interest expense on derivatives	(81)	(87)	—	—

Net interest income	431	1,165	339	1,402

Fee and commission income	37	95	29	83
Fee and commission expense	(32)	(82)	(22)	(70)

Net fee and commission income	5	13	7	13

Donor related income	4	19	5	20
Donor related expense	(6)	(18)	(6)	(15)

Net donor-related (expense)/income	(2)	1	(1)	5

Dividend income	47	109	18	56
Net (losses)/gains from share investments	(19)	478	104	411
Net gains/(losses) from loans	19	36	(15)	(16)
Net (losses)/gains from Treasury assets held at amortised cost	(1)	1	—	1
Net (losses)/gains from Treasury activities at fair value through profit or loss and foreign exchange	(6)	45	17	167
Fair value movement on non-qualifying and ineffective hedges	(306)	(318)	68	(109)
Impairment release on Banking loan investments	112	287	61	134
Impairment (charge) on guarantees	(10)	(9)	(10)	(12)
General administrative expenses	(131)	(377)	(124)	(353)
Depreciation and amortisation	(16)	(48)	(10)	(38)

Net profit for the period	123	1,383	454	1,661

Attributable to:

Equity holders	123	1,383	454	1,661
Memorandum items

Transfers of net income approved by the Board of Governors	—	—	—	—
Net profit after transfers of net income approved by the Board of Governors	123	1,383	454	1,661

Consolidated statement of comprehensive income

For the period ended 30 September 2024 (unaudited) and 30 September 2023 (unaudited)

	Quarter 3 2024 € million	YTD 2024 € million	Quarter 3 2023 € million	YTD 2023 € million
Net profit	123	1,383	454	1,661
Other comprehensive income
1. Items that will not be reclassified subsequently to profit or loss
– (Losses)/gains on share investments designated as fair value through other comprehensive income	(2)	14	7	19
– (Losses) on loans designated as fair value through other comprehensive income	—	(62)	—	—
– (Losses)/gains on cashflow hedges	(19)	(39)	15	27
2. Items that may be reclassified subsequently to profit or loss
– Gains on cash flow hedges	237	14	—	—
– Gains on fair value hedges	10	22	47	199
– Gains on loans designated as fair value through other comprehensive income	14	97	30	138

Other comprehensive income	240	46	99	383

Total comprehensive income	363	1,429	553	2,044

Attributable to:
Equity holders	363	1,429	553	2,044

Consolidated balance sheet

At 30 September 2024 (unaudited) and 31 December 2023 (audited)

	€ million	30 Sept 2024 € million	€ million	31 Dec 2023 € million
Assets
Cash and cash equivalents	6,140		6,324
Other placements and advances	18,785		12,405

		24,925		18,729
Debt securities
At fair value through profit or loss	1,417		962
At amortised cost	9,110		8,392

		10,527		9,354
Other financial assets
Derivative financial instruments	5,624		5,561
Other financial assets	1,559		939

		7,183		6,500
Loan investments
Loans at amortised cost	33,362		32,948
Less: Impairment	(1,404)		(1,831)
Loans at fair value through other comprehensive income	867		1,024
Loans at fair value through profit or loss	898		843

		33,723		32,984
Share investments Banking Portfolio:
At fair value through profit or loss Treasury Portfolio:	6,422		5,620
At fair value through other comprehensive income	171		157

		6,593		5,777

Intangible assets		164		152
Property, technology and equipment		405		426

Total assets		83,520		73,922

Liabilities
Borrowings
Amounts owed to credit institutions and other third parties	1,077		911
Debts evidenced by certificates	53,033		44,298

		54,110		45,209
Other financial liabilities
Derivative financial instruments	3,797		4,939
Other financial liabilities	1,916		1,506

		5,713		6,445

Total liabilities		59,823		51,654

Members’ equity attributable to equity holders
Paid-in capital	6,218		6,218
Reserves and retained earnings	17,479		16,050

Total members’ equity		23,697		22,268

Total liabilities and members’ equity		83,520		73,922

Memorandum items
Undrawn commitments		17,535		16,631

Consolidated statement of changes in equity

For the period ended 30 September 2024 (unaudited) and 30 September 2023 (unaudited)

	Subscribed capital € million	Callable capital € million	Revaluation reserve € million	Hedging reserve € million	Actuarial remeasure- ment € million	SSF € million	Retained earnings € million	Total equity € million
At 31 December 2022	29,759	(23,542)	(102)	(272)	104	627	12,762	19,336
Total comprehensive income for the period	—	—	157	226	—	(45)	1,706	2,044

At 30 September 2023	29,759	(23,542)	55	(46)	104	582	14,468	21,380

At 31 December 2023	29,761	(23,543)	68	379	139	671	14,793	22,268
Total comprehensive income for the period	—	—	49	(3)	—	(42)	1,425	1,429
Capital subscriptions	2	(2)	—	—	—	—	—	—

At 30 September 2024	29,763	(23,545)	117	376	139	629	16,218	23,697

Consolidated statement of cash flows

For the period to 30 September 2024 (unaudited) and 30 September 2023 (unaudited)

	€ million	YTD 2024 € million	€ million	YTD 2023 € million
Cash flows from operating activities
Net profit for the period	1,383		1,661
Adjustments to reconcile net profit to net cash flows:
Non-cash items in the income statement
Depreciation and amortisation	48		38
Net impairment (release) for Banking loan losses and guarantees	(278)		(120)
Fair value movement on share investments	(299)		(409)
Fair value movement on loans held at fair value through profit or loss	(16)		16
Fair value movement on Treasury investments	(45)		(167)
Other unrealised fair value movements	318		109
Cash flows from the sale and purchase of operating assets
Proceeds from repayments of Banking loans	7,048		6,777
Funds advanced for Banking loans	(7,700)		(8,494)
Proceeds from sale of Banking share investments	433		459
Funds advanced for Banking share investments	(626)		(421)
Net cash flows from Treasury derivative settlements	(679)		(1,656)
Net placements to credit institutions	(6,527)		1,926
Working capital adjustment:
Movement in interest income	(111)		(734)
Movement in interest expense	187		(194)
Movement in net fee and commission income	2		(7)
Movement in accrued expenses	7		(136)

Net cash used in operating activities		(6,855)		(1,352)

Cash flows from investing activities
Proceeds from debt securities at amortised cost	1,724		2,275
Purchases of debt securities at amortised cost	(2,266)		(1,811)
Proceeds from sale of debt securities at fair value through profit or loss	2,622		2,957
Purchases of debt securities at fair value through profit or loss	(3,048)		(3,075)
Purchase of intangible assets, property, technology and equipment	(36)		(32)

Cash flows (used in)/ from investing activities		(1,004)		314

Cash flows from financing activities
Capital received	—		—
Transfers of net income paid	(23)		(22)
Lease payments	(6)		—
Lease incentives received	—		32
Issue of debts evidenced by certificates	14,902		9,056
Redemption of debts evidenced by certificates	(7,204)		(8,905)

Net cash from financing activities		7,669		161

Net (decrease) in cash and cash equivalents		(190)		(877)

Net foreign exchange differences		6		—

Cash and cash equivalents at beginning of the period		6,324		6,640

Cash and cash equivalents at 30 September [1]		6,140		5,763

[1]

Cash and cash equivalents are amounts with less than three months to maturity from the date of the transactions, which are available for use at short notice and are subject to insignificant risk of change in value. Within the 30 September 2024 balance is €2 million restricted for technical assistance to be provided to member countries in the SEMED region (30 September 2023: €2 million). Also within the 30 September 2024 balance is €43 million of “restricted cash” (30 September 2023: €13 million).

Explanatory notes

1. Establishment of the Bank

i Agreement Establishing the Bank

The European Bank for Reconstruction and Development (“the Bank”), whose principal office is located in London, is an international organisation formed under the Agreement Establishing the Bank dated 29 May 1990 (“the Agreement”). At 30 September 2024, the Bank’s shareholders comprised 73 countries, together with the European Union and the European Investment Bank.

ii Headquarters Agreement

The status, privileges and immunities of the Bank and persons connected with the Bank in the United Kingdom are defined in the Agreement and in the Headquarters Agreement between the Government of the United Kingdom of Great Britain and Northern Ireland and the Bank (“Headquarters Agreement”). The Headquarters Agreement was signed in London upon the commencement of the Bank’s operations on 15 April 1991.

2. A summary of significant accounting policies

i Basis of preparation

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). The consolidated financial statements have been prepared under the historical cost convention, as modified by the revaluation of financial assets at fair value through other comprehensive income, financial assets and financial liabilities held at fair value through profit or loss and all derivative contracts. In addition, financial assets and liabilities subject to amortised cost measurement which form part of a qualifying hedge relationship have been accounted for in accordance with hedge accounting rules.

ii Financial statements presentation

The financial statements are presented in a manner consistent with the Bank’s audited financial statements for the year ended 31 December 2023.

The financial statements have been prepared on a going concern basis. In the opinion of management, all adjustments necessary for a fair presentation of the financial position and the results of operations for the period have been made, and the significant assumptions used in making accounting estimates are reasonable. The estimates made in these interim financial statements consider all known relevant and material information available at the time of their issuance as required by IFRS, and any contingent assets and liabilities have been disclosed in accordance with IFRS requirements. Management are not aware of any material deficiencies in either the design or operation of internal controls over financial reporting.

The results of operations for interim periods are not necessarily indicative of results to be expected for the year ending 31 December 2024.

3. Banking loan investments at amortised cost

	30 Sep 2024 Sovereign € million	30 Sep 2024 Non-sovereign € million	30 Sep 2024 Total loans € million	31 Dec 2023 Sovereign € million	31 Dec 2023 Non-sovereign € million	31 Dec 2023 Total loans € million
At 1 January	8,090	24,858	32,948	6,797	23,135	29,932

Disbursements	1,541	6,084	7,625	2,653	9,073	11,726
Repayments and prepayments	(1,346)	(5,479)	(6,825)	(1,514)	(7,116)	(8,630)
Remeasurement of previously impaired loans	—	29	29	—	52	52
Foreign exchange movements	(53)	(119)	(172)	(90)	(345)	(435)
Movement in net deferred fee, direct costs and effective interest rate adjustments	(25)	(78)	(103)	244	126	370
Written off	—	(140)	(140)	—	(67)	(67)

At period end	8,207	25,155	33,362	8,090	24,858	32,948
Impairment period end	(363)	(1,041)	(1,404)	(456)	(1,375)	(1,831)

Total net of impairment at period end	7,844	24,114	31,958	7,634	23,483	31,117

At 30 September 2024 the Bank categorised 138 loan investments at amortised cost as Stage 3 credit-impaired, with operating assets totalling €1,957 million (2023: 164 loans totalling €2,389 million). Stage 3 Impairments on these assets amounted to €935 million (2023: €1,254 million).

4. Banking loan investments at fair value through profit or loss

	30 Sep 2024 Sovereign € million	30 Sep 2024 Non-sovereign € million	30 Sep 2024 Total loans € million	31 Dec 2023 Sovereign € million	31 Dec 2023 Non-sovereign € million	31 Dec 2023 Total loans € million
At 1 January	40	803	843	42	705	747

Movement in fair value revaluation	—	9	9	1	13	14
Disbursements	—	75	75	—	152	152
Repayments and prepayments	—	(27)	(27)	—	(57)	(57)
Foreign exchange movements	—	(2)	(2)	(3)	(7)	(10)
Written off	—	—	—		(3)	(3)

At period end	40	858	898	40	803	843

At 30 September 2024, the Bank categorised six fair value through profit or loss loans as non-performing, with operating assets of €99 million (2023: six loans with operating assets of €99 million). Net fair value losses on these assets amounted to €58 million (2023: €59 million).

5. Banking loan investments at fair value through other comprehensive income

Non-sovereign loans	30 Sep 2024 € million	31 Dec 2023 € million
At 1 January	1,024	1,183

Movement in fair value revaluation	38	148
Movement in expected credit loss	85	9
Capitalised interest	8	7
Repayments and prepayments	(242)	(321)
Foreign exchange movements	4	12
Movement in effective interest rate adjustment	(3)	(14)
Written off	(47)	—

At period end	867	1,024

At 30 September 2024, the bank categorised two fair value through other comprehensive income loans as Stage 3 credit impaired, with operating assets totalling €137 million (31 December 2023: two loans totalling €248 million).

6. Banking share investments at fair value through profit or loss

	30 Sep 2024 Fair value Unlisted € million	30 Sep 2024 Fair value Listed € million	30 Sep 2024 Fair value Total € million	31 Dec 2023 Fair value Unlisted € million	31 Dec 2023 Fair value Listed € million	31 Dec 2023 Fair value Total € million
Outstanding disbursements
At 1 January	3,278	1,460	4,738	3,381	1,432	4,813

Disbursements	561	124	685	448	75	523
Disposals	(183)	(75)	(258)	(527)	(55)	(582)
Transfers from unlisted to listed	—	—	—	(8)	8	—
Written off	(36)	—	(36)	(16)	—	(16)

At period end	3,620	1,509	5,129	3,278	1,460	4,738

Fair value adjustment
At 1 January	821	61	882	325	(253)	72
Movement in fair value revaluation	281	130	411	496	314	810

At period end	1,102	191	1,293	821	61	882

Fair value at period end	4,722	1,700	6,422	4,099	1,521	5,620

Equity Derivatives	125	(4)	121	201	3	204

7.	Primary segment analysis

Business segments

The Bank’s activities are primarily Banking and Treasury. Banking activities represent investments in projects that, in accordance with the Agreement, are made for the purpose of assisting the economies in which the Bank invests in their transition to open, market economies whilst fostering sustainable and inclusive growth and applying sound banking principles. The main investment products are loans, share investments and guarantees. Treasury activities include raising debt finance, investing surplus liquidity, managing the Bank’s foreign exchange and interest rate risks and assisting clients in asset and liability management matters.

Information on the financial performance of Banking and Treasury operations is prepared regularly. On this basis, Banking and Treasury operations have been identified as the operating segments.

Segment performance

The segment information for the operating segments for the periods ended 30 September 2024 and 30 September 2023 is as detailed below.

	Banking 30 Sep 2024 € million	Treasury 30 Sep 2024 € million	SSF 30 Sep 2024 € million	Aggregated 30 Sep 2024 € million	Banking 30 Sep 2023 € million	Treasury 30 Sep 2023 € million	SSF 30 Sep 2023 € million	Aggregated 30 Sep 2023 € million
Interest income	1,783	1,456	15	3,254	1,877	953	9	2,839
Other income/(expense)	692	(379)	(56)	257	525	168	(56)	637

Total segment revenue/(expense)	2,475	1,077	(41)	3,511	2,402	1,121	(47)	3,476
Interest expense and similar charges	(3)	(1,999)	—	(2,002)	(2)	(2,007)	—	(2,009)
Net interest on derivatives	—	(87)	—	(87)	—	239	—	239
Internal funding charge	(1,249)	1,249	—	—	(990)	990	—	—
General administrative expenses	(347)	(30)	—	(377)	(325)	(28)	—	(353)
Depreciation and amortisation	(44)	(4)	—	(48)	(35)	(3)	—	(38)

Segment result before impairment and hedges	832	206	(41)	997	1,050	312	(47)	1,315
Fair value movement on non-qualifying and ineffective hedges	—	(318)	—	(318)	—	(109)	—	(109)
Return on capital	—	426	—	426	—	333	—	333
Impairment release/(charge) of loan investments and guarantees	279	—	(1)	278	120	—	2	122

Net profit/(loss) for the period	1,111	314	(42)	1,383	1,170	536	(45)	1,661

Transfers of net income approved by the Board of Governors				—				—
Net profit after transfers approved by the Board of Governors				1,383				1,661
Segment assets	41,531	41,331	658	83,520	38,831	33,416	512	72,759

Segment liabilities	1,087	58,707	29	59,823	1,114	50,335	(70)	51,379

8.	Fair value of financial assets and liabilities

Classification and fair value of financial assets and liabilities

Financial assets at 30 September 2024	Carrying amount € million	Fair value € million
Financial assets measured at fair value through profit or loss or fair value through other comprehensive income:
Debt securities	1,417	1,417
Derivative financial instruments	5,624	5,624
Share investments (Banking portfolio)	6,422	6,422
Banking loans at fair value through other comprehensive income	867	867
Banking loans at fair value through profit or loss	898	898
Treasury portfolio: Share investments at fair value through other comprehensive income	171	171

	15,399	15,399
Financial assets measured at amortised cost:
Placements with and advances to credit institutions	24,925	24,925
Debt securities	9,110	9,139
Other financial assets	1,559	1,559
Banking loan investments at amortised cost	31,958	32,176

	67,552	67,799

Total	82,951	83,198

Financial liabilities at 30 September 2024	Carrying amount € million	Fair value € million
Amounts owed to credit institutions	(1,077)	(1,077)
Debts evidenced by certificates	(53,033)	(52,894)
Derivative financial instruments	(3,797)	(3,797)
Equity Participation Fund	(319)	(319)
Other financial liabilities	(1,597)	(1,597)

Total	(59,823)	(59,684)

Fair Value Estimation Techniques

The Bank’s balance sheet approximates to fair value in all financial asset and liability categories, with the exception of loan investments at amortised cost.

The amortised cost instruments held within placements with and advances to credit institutions, other financial assets, amounts owed to credit institutions, and other financial liabilities are all deemed to have amortised cost values approximating their fair value, being primary simple, short-term instruments. They are classified as having Level 2 inputs (see fair value hierarchy, below) as the Bank’s assessment of their fair value is based on the observable market valuation of similar assets and liabilities.

The fair value of amortised cost debt securities is determined using Level 2 inputs, employing valuation techniques appropriate to the market and industry of each investment. The primary valuation techniques used are quotes from brokerage services and discounted cash flows. Techniques used to support these valuations include industry valuation benchmarks and recent transaction prices.

Banking loan investments whereby the objective of the Bank’s business model is to hold these investments to collect the contractual cash flow, and the contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest, are recognised at amortised cost. The fair value of these loans was calculated using Level 3 inputs by discounting the cash flows at a year end interest rate applicable to each loan and further discounting the value by an internal measure of credit risk.

Debts evidenced by certificates represents the Bank’s borrowings raised through the issuance of commercial paper and bonds. The fair value of the Bank’s issued bonds is determined using discounted cash flow models and therefore relies on Level 3 inputs. Due to the short-tenor nature of commercial paper, amortised cost approximates fair value. The fair value of the Bank’s issued commercial paper is determined based on the observable market valuation of similar assets and liabilities and therefore relies on Level 2 inputs.

Fair value hierarchy

IFRS 13 specifies classification of fair values on the basis of a three-level hierarchy of valuation methodologies. The classifications are determined based on whether the inputs used in the measurement of fair values are observable or unobservable. These inputs have created the following fair value hierarchy:

•

Level 1 – Quoted prices in active markets for identical assets or liabilities. This level includes listed share investments on stock exchanges and listed bonds classified as loans held at fair value through other comprehensive income.

•

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices). This level includes debt securities, most derivative products and listed share and bond investments valued using a quoted price but where there is no market sufficiently active to be included in Level 1. The sources of inputs include prices available from screen-based services such as SuperDerivatives and Bloomberg, broker quotes and observable market data such as interest rates and foreign exchange rates which are used in deriving the valuations of derivative products.

•

Level 3 - Inputs for the asset or liability that are not based on observable market data (unobservable inputs). This level includes share investments and debt securities or derivative products for which not all market data is observable.

The table below provides information at 30 September 2024 about the Bank’s financial assets and financial liabilities measured at fair value. Financial assets and financial liabilities are classified in their entirety based on the lowest level input that is significant to the fair value measurement.

	At 30 September 2024
	Level 1 € million	Level 2 € million	Level 3 € million	Total € million
Debt securities	1,001	416	—	1,417
Derivative financial instruments	—	5,463	161	5,624
Banking loans	883	210	672	1,765
Share investments (Banking portfolio)	1,455	107	4,860	6,422
Share investments (Treasury portfolio)	—	171	—	171

Total financial assets at fair value	3,339	6,367	5,693	15,399

Derivative financial instruments	—	(3,756)	(40)	(3,796)
Equity Participation Fund	—	—	(319)	(319)

Total financial liabilities at fair value	—	(3,756)	(359)	(4,115)

The table below provides a reconciliation of the fair values of the Bank’s level 3 financial assets and financial liabilities for the period ended 30 September 2024.

	Derivative financial instruments € million	Banking loans € million	Banking share investments € million	Total assets € million	Other liabilities € million	Derivative financial instruments € million	Total liabilities € million
Balance at 31 December 2023	237	621	4,174	5,032	(282)	(34)	(316)

Net gains/(losses) recognised in:
- Net (losses)/gains from share investments at fair value through profit and loss	(58)	—	330	272	(31)	(6)	(37)
- Net gains from loans	—	11	—	11	—	—	—
Gains on loans designated as fair value through other comprehensive income	—	—	—	—	—	—	—
Issuances	—	74	—	74	—	—	—
Purchases	—	—	619	619	—	—	—
Settlements	(18)	(27)	—	(45)	8	—	8
Sales	—	—	(265)	(265)	—	—	—
Transfers in/(out) of Level 3	—	(7)	2	(5)	(14)	—	14

Balance at 30 September 2024	161	672	4,860	5,693	(319)	(40)	(331)

Net gains/(losses) for the period for Level 3 instruments held at 30 September 2024 recognised in:
- Net (losses)/gains from share investments at fair value through profit and loss	(77)	—	278	201	(27)	(6)	(33)
- Net gains from loans	—	29	—	29	—	—	—

Level 3 – sensitivity analysis

The table below presents the level 3 financial instruments carried at fair value at 30 September 2024, the main valuation models/techniques used in the valuation of these financial instruments and the estimated increases or decreases in fair value based on reasonably possible alternative assumptions:

		Impact on net profit in Quarter 3 2024
	Main valuation models/techniques	Carrying amount € million	Favourable change € million	Unfavourable change € million
Banking loans	DCF and option pricing models	672	45	(36)
Banking share investments, EPF and associated derivatives	NAV and EBITDA multiples, DCF models, compounded interest and option pricing models*	4,676	789	(639)

At period end		5,348	834	(675)

*	NAV = net asset value; EBITDA = earnings before interest, tax, depreciation and amortisation.

The EBRD Shareholder Special Fund

The Rules of the EBRD Shareholder Special Fund require submission of the financial statements to the Board of Directors on a quarterly basis.

Statement of comprehensive income

For the period ended 30 September 2024 (unaudited) and 30 September 2023 (unaudited)

	Period ended Quarter 3 2024 € million	Period ended Quarter 3 2023 € million
Interest income	15	9
Technical cooperation expenses	(40)	(34)
Disbursements for investment grants	(11)	(20)
Disbursements for incentives	(3)	(4)
Net unrealised gains from share investments	3	2
Financial guarantees movement	(2)	3
Foreign exchange movement	(1)	—

Net loss and comprehensive expense for the period	(39)	(44)

Total comprehensive expense attributable to:
Contributors	(39)	(44)

Balance Sheet

At 30 September 2024 (unaudited) and 31 December 2023 (audited)

	30 September 2024 € million	31 December 2023 € million
Assets
Placements with credit institutions	604	335
Local office advances	—	200
Contributions receivable	—	105
Share investments	56	53
Other receivables	1	1

Total assets	661	694

Liabilities and contributors’ resources
Accrued expenses	34	30
Financial guarantee liability	14	12

Total liabilities	48	42

Contributions	1,417	1,417
Reserves and accumulated loss	(804)	(765)

Total contributors’ resources	613	652

Total liabilities and contributors’ resources	661	694

The EBRD Shareholder Special Fund

Statement of changes in contributors’ resources

For the period ended 30 September 2024 (unaudited) and 30 September 2023 (unaudited)

	Contributions € million	Accumulated loss € million	Total € million
At 31 December 2022	1,309	(692)	617
Total comprehensive expense for the period	—	(44)	(44)

At 30 September 2023	1,309	(736)	573

At 31 December 2023	1,417	(765)	652
Total comprehensive expense for the period	—	(39)	(39)

At 30 September 2024	1,417	(804)	613

Statement of cash flows

For the period to 30 September 2024 (unaudited) and 30 September 2023 (unaudited)

	€ million	Period to 30 September 2024 € million	€ million	Period to 30 September 2023 € million
Cash flows from operating activities
Net loss for the period	(39)		(44)
Adjustment to reconcile net loss to net cash flows:
Non-cash items in the statement of comprehensive income
Net unrealised loss on share investments	(3)		(2)
Foreign exchange movement	1		(3)
Financial Guarantees movement	2		—

		(39)		(49)
Working capital adjustment
Net placements from credit institutions	200		—
Funds advanced to local offices	—		(1)
Movement in accrued expenses	4		(7)
Management fees paid	—		(3)
Net cash from/(used in) operating activities		204		(60)

Cash flows from financing activities
Contributions received	105		—

Net cash from financing activities		105		—

Net decrease in cash and cash equivalents		270		(60)
Cash and cash equivalents at the beginning of the period		335		320
Effect of foreign exchange rate changes		(1)		—

Cash and cash equivalents at 30 September*		604		260

*

Cash and cash equivalents are amounts with three months or less maturity from the date of transaction. The fund had no placements with an initial tenor of longer than 3 months as at 30 September 2024 (30 September 2023: €200 million).

The EBRD Shareholder Special Fund

Explanatory notes

1	Creation of the Special Fund

The creation of the EBRD Shareholder Fund (“the Fund”) was approved by the Board of Directors (“the Board”) of the Bank on 15 April 2008 and is administered, inter alia, in accordance with the Agreement Establishing the Bank and under the terms of Rules and Regulations of the Fund. The Fund became operational after the Governors of the Bank adopted the 2007 Net Income Allocation Resolution during its Annual General Meeting on 18-19 May 2008.

The Fund was established in accordance with Article 18 of the Agreement Establishing the Bank. The Fund is not part of the ordinary capital resources of the Bank, but the privileges and immunities available to the Bank are extended to the Fund. The objective of the Fund is to broaden the scope and deepen the intensity of the Bank’s transition impact in support of the Bank’s key priorities.

2	A summary of significant accounting policies

i.	Basis of preparation

These interim financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. The financial statements have been prepared under the historical cost convention, as modified by the revaluation of financial assets at fair value through profit or loss. The financial statements have been prepared on a going concern basis.

ii.	Financial statement presentation

The financial statements are presented in a manner consistent with the Fund’s audited financial statements for the year ended 31 December 2023.

The results of operations for interim periods are not necessarily indicative of results to be expected for the year ending 31 December 2024.

3	Disbursements for technical cooperation projects

	Commitments approved € million	Disbursements € million	Undrawn commitments € million
Total projects
As at 31 December 2023	656	(605)	51
Movement in the period	31	(40)	(9)

At 30 September 2024	687	(645)	42

4	Undrawn commitments

	30 September 2024 € million	31 December 2023 € million
Technical cooperation expenses	42	51
Incentive fees	11	10
First loss risk sharing guarantees	35	37
Investment grants	84	43

At period end	172	141

This represents amounts for which the Fund has contracted but for which the transaction or service was not performed at the period end.

5	Share investments

	30 September 2024 € million	31 December 2023 € million
Outstanding disbursements
At 1 January	48	48

Total	48	48

Fair value adjustment
At 1 January	5	—
Movement in fair value revaluation	3	5

Total	8	5

Fair value at period end	56	53